EXHIBIT 16.1

February 13, 2017

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

We have been furnished with Form 8-K, including Item 4.01 for the events that occurred on February 13, 2017, to be filed by our former client, Miragen Therapeutics, Inc. (formerly known as Signal Genetics, Inc.). We agree with the statements made in response to that Item insofar as they relate to our Firm through the date of this letter. BDO USA, LLP will continue to act as the independent registered public accountants of Miragen Therapeutics, Inc. for the audit of the financial statements as of and for the year ended December 31, 2016.

Very truly yours,

/s/ BDO USA, LLP

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

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